Exhibit 99.1

•                  Q3 REVENUES OF £152.1 MILLION

•                  Q3 ADJUSTED EBITDA OF £41.2 MILLION

•                  Q3 OPERATING PROFIT OF £14.2 MILLION

MANCHESTER, England. — 16 May 2019 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2019 fiscal third quarter ended 31 March 2019.

Highlights

•                  Ole Gunnar Solskjær appointed as permanent manager on a three year contract

•                  Manchester United Women promoted to Women’s Super League, winning the FA Women’s Championship title

•                  Announced global partnership with Marriott

•                  Announced global partnership and licensing agreement with Maui Jim eyewear

Commentary

Ed Woodward, Executive Vice Chairman, commented, “After a turbulent season, everyone at Manchester United is focussed on building towards the success that this great club expects and our fans deserve.  Preparations for the new season are underway and the underlying strength of our business will allow us to support the Manager and his team as we look to the future.”

Outlook

For fiscal 2019, Manchester United continues to expect:

•                  Revenue to be £615m to £630m.

•                  Adjusted EBITDA to be £175m to £190m.

Key Financials (unaudited)

	Three months ended 31 March			Nine months ended 31 March
£ million (except earnings/(loss) per share)	2019	Restated(1) 2018	Change	2019	Restated(1) 2018	Change
Commercial revenue	66.6	66.6	0.0%	208.4	212.4	(1.9)%
Broadcasting revenue	53.8	49.4	8.9%	200.3	165.4	21.1%
Matchday revenue	31.7	31.1	1.9%	87.0	90.4	(3.8)%
Total revenue	152.1	147.1	3.4%	495.7	468.2	5.9%
Adjusted EBITDA(2)	41.2	45.7	(9.9)%	174.9	166.2	5.2%
Operating profit	14.2	7.3	94.5%	72.1	67.4	7.0%

Profit/(loss) for the period (i.e. net income/(loss))(3)	7.7	6.9	11.6%	41.1	(3.2)	—
Basic earnings/(loss) per share (pence)	4.65	4.20	11.0%	24.96	(1.97)	—
Adjusted profit for the period (i.e. adjusted net income)(2)	7.8	1.5	420.0%	61.1	36.7	66.5%
Adjusted basic earnings per share (pence)(2)	4.72	0.91	418.7%	37.12	22.38	65.9%

Net debt(2)/(4)	301.7	301.3	0.1%	301.7	301.3	0.1%

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

(2) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 5 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(3) The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the then existing US deferred tax position in the period to 31 December 2017. As a result the loss for the nine months ended 31 March 2018 included a non-cash tax accounting write off of £49.0 million.

(4) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £66.6 million, unchanged from the prior year quarter.

•                  Sponsorship revenue for the quarter was £41.6 million, unchanged from the prior year quarter;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £25.0 million, unchanged from the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £53.8 million, an increase of £4.4 million, or 8.9%, over the prior year quarter, primarily due to the new UEFA Champions League broadcasting rights agreement and playing one additional PL game.

Matchday

Matchday revenue for the quarter was £31.7 million, an increase of £0.6 million, or 1.9%, over the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £144.2 million, an increase of £7.8 million, or 5.7%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £84.8 million, an increase of £9.7 million, or 12.9%, over the prior year quarter, primarily due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £26.1 million, a decrease of £0.2 million, or 0.8%, over the prior year quarter.

Depreciation & amortization

Depreciation for the quarter was £2.8 million, an increase of £0.2 million, or 7.7%, over the prior year quarter. Amortization for the quarter was £30.5 million, a decrease of £1.9 million, or 5.9%, over the prior year quarter. The unamortized balance of registrations at 31 March 2019 was £288.0 million.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £6.3 million compared to a loss of £3.4 million in the prior year quarter.

Net finance (costs)/income

Net finance costs for the quarter were £3.1 million, compared to net finance income of £1.0 million in the prior year quarter, due to a reduction in unrealized, non-cash foreign exchange gains on unhedged USD borrowings compared to the prior year quarter.

Tax

The tax expense for the quarter was £3.4 million, compared to £1.4 million in the prior year quarter.

Cash flows

Net cash generated from operating activities for the quarter was £22.2 million, an increase of £1.0 million over the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £1.6 million, an increase of £0.6 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £2.0 million, an increase of £3.3 million over the prior year quarter.

Overall cash and cash equivalents (including the effects of exchange rate changes) increased by £3.5 million in the quarter compared to an increase of £6.4 million in the prior year quarter.

Net debt

Net debt as of 31 March 2019 was £301.7 million, an increase of £0.4 million over the year. The gross USD debt principal remains unchanged.

Dividend

A semi-annual dividend of $0.09 per share was paid during the quarter. A further semi-annual dividend of $0.09 per share will be paid on 5 June 2019, to shareholders of record on 26 April 2019. The stock began trading ex-dividend on 25 April 2019.

Conference Call Information

The Company’s conference call to review third quarter fiscal 2019 results will be broadcast live over the internet today, 16 May 2019 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 141-year heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance (costs)/income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to Adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 21%; 2018: 28%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2018: 28%) applicable during the financial year. A reconciliation of profit/(loss) for the period to adjusted profit for the period is presented in supplemental note 3.

3.    Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.    Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2019	Restated(1) 2018	2019	Restated(1) 2018
Commercial % of total revenue	43.8%	45.3%	42.0%	45.4%
Broadcasting % of total revenue	35.4%	33.6%	40.4%	35.3%
Matchday % of total revenue	20.8%	21.1%	17.6%	19.3%
Home Matches Played
PL	5	5	15	16
UEFA competitions	1	1	4	4
Domestic Cups	1	2	2	3
Away Matches Played
PL	6	5	16	15
UEFA competitions	1	1	4	5 (2)
Domestic Cups	3	2	3	4

Other
Employees at period end	950	930	950	930
Employee benefit expenses % of revenue	55.8%	51.1%	48.4%	45.9%

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

(2)  Includes UEFA Super Cup final following UEFA Europa League win in 2016/17.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2018/19 season	7	13	11	7	38
2017/18 season	7	14	10	7	38

Contacts

Manchester United plc Investor Relations: Cliff Baty Chief Financial Officer +44 161 868 8650 ir@manutd.co.uk	Manchester United plc Media: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk

Sard Verbinnen & Co Jim Barron / Devin Broda + 1 212 687 8080 JBarron@SARDVERB.com dbroda@SARDVERB.com

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2019	Restated(1) 2018	2019	Restated(1) 2018
Revenue	152,068	147,059	495,706	468,139
Operating expenses	(144,181)	(136,411)	(448,030)	(415,699)
Profit/(loss) on disposal of intangible assets	6,378	(3,446)	24,457	14,846
Operating profit	14,265	7,202	72,133	67,286
Finance costs	(5,361)	(5,935)	(16,877)	(18,293)
Finance income	2,213	7,027	2,257	14,239
Net finance (costs)/income	(3,148)	1,092	(14,620)	(4,054)
Profit before tax	11,117	8,294	57,513	63,232
Tax expense (2)	(3,464)	(1,401)	(16,444)	(66,466)
Profit/(loss) for the period	7,653	6,893	41,069	(3,234)

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	4.65	4.20	24.96	(1.97)
Weighted average number of ordinary shares outstanding (thousands)	164,526	164,195	164,526	164,195
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence)(3)	4.65	4.19	24.94	(1.97)
Weighted average number of ordinary shares outstanding (thousands)	164,664	164,591	164,664	164,591

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

(2) The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the then existing US deferred tax position in the period to 31 December 2017. As a result the tax expense for the nine months ended 31 March 2018 included a non-cash tax accounting write off of £49.0 million.

(3) For the nine months ended 31 March 2018 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	31 March 2019	Restated(1) 30 June 2018	Restated(1) 31 March 2018
ASSETS
Non-current assets
Property, plant and equipment	246,396	245,401	245,186
Investment property	13,739	13,836	13,869
Intangible assets	718,551	799,640	752,016
Derivative financial instruments	777	4,807	3,404
Trade and other receivables	9,964	4,724	5,618
Tax receivable	547	547	1,033
Deferred tax asset	57,057	63,332	77,064
	1,047,031	1,132,287	1,098,190
Current assets
Inventories	2,083	1,416	1,398
Derivative financial instruments	511	1,159	2,799
Trade and other receivables	185,499	168,060	117,497
Tax receivable	598	800	258
Cash and cash equivalents	193,855	242,022	161,717
	382,546	413,457	283,669
Total assets	1,429,577	1,545,744	1,381,859

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	31 March 2019	Restated(1) 30 June 2018	Restated(1) 31 March 2018
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(30,848)	(27,558)	(12,511)
Retained earnings	166,751	136,757	181,110
	453,808	427,104	486,504
Non-current liabilities
Derivative financial instruments	21	—	—
Trade and other payables	45,559	104,271	74,998
Borrowings	493,336	486,694	457,011
Deferred revenue	51,079	37,085	32,208
Deferred tax liabilities	33,678	29,134	39,684
	623,673	657,184	603,901
Current liabilities
Derivative financial instruments	130	—	—
Tax liabilities	7,898	3,874	2,166
Trade and other payables	185,733	267,996	208,840
Borrowings	2,197	9,074	5,960
Deferred revenue	156,138	180,512	74,488
	352,096	461,456	291,454
Total equity and liabilities	1,429,577	1,545,744	1,381,859

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2019	2018	2019	2018
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	29,803	28,743	112,140	17,254
Interest paid	(7,679)	(7,210)	(17,186)	(16,849)
Interest received	697	266	2,052	654
Tax paid	(578)	(620)	(2,388)	(6,388)
Net cash generated from/(used in) operating activities	22,243	21,179	94,618	(5,329)
Cash flows from investing activities
Payments for property, plant and equipment	(1,559)	(998)	(8,877)	(9,585)
Proceeds from sale of property, plant and equipment	—	—	—	75
Payments for intangible assets	(14,809)	(6,812)	(159,865)	(135,933)
Proceeds from sale of intangible assets	12,709	8,203	37,892	40,645
Net cash (used in)/generated from investing activities	(3,659)	393	(130,850)	(104,798)
Cash flows from financing activities
Repayment of borrowings	—	(106)	(3,750)	(312)
Dividends paid	(11,610)	(10,929)	(11,610)	(10,929)
Net cash used in financing activities	(11,610)	(11,035)	(15,360)	(11,241)
Net increase/(decrease) in cash and cash equivalents	6,974	10,537	(51,592)	(121,368)
Cash and cash equivalents at beginning of period	190,395	155,312	242,022	290,267
Effects of exchange rate changes on cash and cash equivalents	(3,514)	(4,132)	3,425	(7,182)
Cash and cash equivalents at end of period	193,855	161,717	193,855	161,717

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Profit/(loss) for the period	7,653	6,893	41,069	(3,234)
Adjustments:
Tax expense	3,464	1,401	16,444	66,466
Net finance costs/(income)	3,148	(1,092)	14,620	4,054
(Profit)/loss on disposal of intangible assets	(6,378)	3,446	(24,457)	(14,846)
Exceptional items	—	—	19,599	—
Amortization	30,434	32,400	99,005	105,789
Depreciation	2,852	2,622	8,631	7,951
Adjusted EBITDA	41,173	45,670	174,911	166,180

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

3                               Reconciliation of profit/(loss) for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Profit/(loss) for the period	7,653	6,893	41,069	(3,234)
Exceptional items	—	—	19,599	—
Foreign exchange (gains)/losses on unhedged US dollar borrowings	(1,430)	(6,761)	105	(13,585)
Fair value movement on embedded foreign exchange derivatives	138	539	82	1,384
Tax expense	3,464	1,401	16,444	66,466
Adjusted profit before tax	9,825	2,072	77,299	51,031
Adjusted tax expense (using a normalized tax rate of 21% (2018: 28%))	(2,063)	(580)	(16,233)	(14,289)
Adjusted profit for the period (i.e. adjusted net income)	7,762	1,492	61,066	36,742

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	4.72	0.91	37.12	22.38
Weighted average number of ordinary shares outstanding (thousands)	164,526	164,195	164,526	164,195
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)(1)	4.71	0.91	37.09	22.32
Weighted average number of ordinary shares outstanding (thousands)	164,664	164,591	164,664	164,591

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

4                               Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Profit/(loss) for the period	7,653	6,893	41,069	(3,234)
Tax expense	3,464	1,401	16,444	66,466
Profit before tax	11,117	8,294	57,513	63,232
Depreciation	2,852	2,622	8,631	7,951
Amortization	30,434	32,400	99,005	105,789
(Profit)/loss on disposal of intangible assets	(6,378)	3,446	(24,457)	(14,846)
Net finance costs/(income)	3,148	(1,092)	14,620	4,054
Profit on disposal of property, plant and equipment	—	—	—	(75)
Equity-settled share-based payments	164	617	535	1,820
Foreign exchange (gains)/losses on operating activities	(94)	200	88	1,200
Reclassified from hedging reserve	1,167	3,652	4,011	11,119
Changes in working capital:
Inventories	527	520	(667)	239
Trade and other receivables	(66,386)	5,775	(27,093)	(19,662)
Trade and other payables and deferred revenue	53,252	(27,691)	(20,046)	(143,567)
Cash generated from operations	29,803	28,743	112,140	17,254

(1) Comparative amounts have been restated — see supplemental note 5 for further details.

5                               Restatement of prior periods following implementation of IFRS 15

The Group adopted IFRS 15 ‘Revenue from contracts with customers’ with effect from 1 July 2018. The implementation of IFRS 15 had an impact on the Group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. The table below shows the retrospective impact on revenue for the four quarters ended 30 June 2018. Note 34 to the interim consolidated financial statements for the three and nine months ended 31 March 2019 contains tables and notes which explain how the restatement affected the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated balance sheet, and consolidated statement of cash flows.

Commercial revenue

IFRS 15 focuses on the identification and satisfaction of performance obligations and includes specific guidance on the methods for measuring progress towards complete satisfaction of a performance obligation therefore revenue on certain commercial contracts is recognized earlier under IFRS 15. The effect of the retrospective application is an increase in cumulative revenue recognized over the financial years up to and including the year ended 30 June 2018 including a reduction to the amount of revenue recognized during the financial year ended 30 June 2018 only.

Broadcasting revenue

Following adoption of IFRS 15, certain performance obligations are satisfied over time as each Premier League match (home and away) is played — accordingly revenue is recognized evenly as each Premier League match (home and away) is played. Broadcasting merit awards were previously recognized one share in the first quarter with the remainder being recognized when they were known at the end of each football season. Merit awards represent variable consideration and therefore, following adoption of IFRS 15, are estimated using the most likely amount method based on management’s estimate of where the Club’s finishing position will be at the end of each season. Broadcasting equal share payments were previously recognized evenly as each Premier League home match was played. Note, these changes only affect the amount of broadcasting revenue recognized in each quarter, they do not affect the amount of broadcasting revenue recognized for the financial year as a whole.

Matchday revenue

Adoption of IFRS 15 has no impact on the recognition of matchday revenue.

£’000	Three months ended 30 September 2017	Three months ended 31 December 2017	Three months ended 31 March 2018	Three months ended 30 June 2018	Twelve months ended 30 June 2018
Commercial revenue
Reported	80,544	65,366	66,673	63,516	276,099
Adjustment	(66)	(66)	(66)	(66)	(264)
Restated	80,478	65,300	66,607	63,450	275,835
Broadcasting revenue
Reported	38,082	61,628	39,674	64,753	204,137
Adjustment	2,751	13,519	9,656	(25,926)	—
Restated	40,833	75,147	49,330	38,827	204,137
Matchday revenue
Reported	22,354	36,968	31,122	19,342	109,786
Adjustment	—	—	—	—	—
Restated	22,354	36,968	31,122	19,342	109,786

Total revenue
Reported	140,980	163,962	137,469	147,611	590,022
Adjustment	2,685	13,453	9,590	(25,992)	(264)
Restated	143,665	177,415	147,059	121,619	589,758